Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

		Nine months ended September 30,
		2012	2011

Earnings from continuing operations before income taxes		$476	$373
Less:	Equity earnings	(47)	(52)
Add:	Total fixed charges deducted from earnings	191	250
	Dividends received from equity investees	41	38

	Earnings available for payment of fixed charges	$661	$609

Fixed charges

	Interest expense	$187	$246
	Portion of operating lease rental deemed to be interest	4	4

	Total fixed charges deducted from earnings and fixed charges	$191	$250

Ratio of earnings to fixed charges		3.5	2.4